FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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 Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the directors' interests in the Ordinary shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 30 June 2011, the Company's Non-Executive Directors were provisionally allocated awards over Ordinary shares at a price of £13.20 per Ordinary share and $42.43 per ADS under the share allocation arrangements for Non-Executive Directors for the period of service from 1 April 2011 to 30 June 2011:

Non Executive Director	Ordinary Shares	American Depository Shares (ADSs)

Sir Christopher Gent	2,556.818

Prof. Sir Roy Anderson	639.205

Dr Stephanie Burns		488.684

Ms Stacey Cartwright	355.114
Mr Lawrence Culp		977.369

Sir Crispin Davis	2,367.424

Ms Judy Lewent		174.530
Sir Deryck Maughan		977.369

Mr James Murdoch	1,420.455*

Dr Daniel Podolsky		942.463

Mr Tom de Swaan	875.947

Sir Robert Wilson	639.205

The Company and the Non-Executive Directors were informed of these allocations on 1 July 2011.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 3, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc